Northstar Technologies Group, Inc.



Annual Report

2020

Annual Report 2020

Throughout this document, mentions of Northstar refer to Northstar Technologies Group, Inc. and its subsidiaries, a C-Corp formed on May 18, 2020 in Florida (the "Company"). The Company's physical address is 365 Fifth Avenue S., Suite 219, Naples, Florida 34102.

You may contact the Company by emailing investors@northstartgi.com. This annual report is posted on the Company's website, www.northstartgi.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

This document was prepared by Northstar Technologies Group, Inc.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Northstar Technologies Group, Inc. ("Northstar" or "Company") is a corporation formed on May 18, 2020, in Florida. The Company's physical address is 365 Fifth Avenue S., Suite 219, Naples, FL 34102. The Company's web site may be accessed at www.northstartgi.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

PAUL INGLESE

Board positions with Northstar

Dates	Position	Principal Occupation
05/2020 – Current	Director	Founder & CEO

Positions with Northstar

Dates	Position	Principal Occupation
05/2020 – Current	CEO	Responsible for overall direction, strategy, vision, marketing, design and engineering of the business and its products.

Business Experience

Dates	Degree	Principal Occupation
01/1986 – Current	Graduate of Art Institute Pittsburgh	Design / Architecture Education / Private Construction Business Operations

DWAINE PARKER

Board positions with Northstar

Dates	Position	Principal Occupation
05/2020 – Current	Director	Founder & President

Positions with Northstar

Dates	Position	Principal Occupation
05/2020 – Current	President	Responsible for business development / sales, patents, and legal.

Business Experience

Company	Position	Principal Occupation
XiDrone Systems Inc	President / Founder	Developed 10 US patents, 1 EU patent Counter Drone Technology
Southwest Florida Helicopters	President / Founder	Contract Helicopter Pilot Services

SCOTT FOSTER

Board positions with Northstar

Dates	Position	Principal Occupation
05/2020 – Current	Director	Founder & CFO / COO

Positions with Northstar

Dates	Position	Principal Occupation
05/2020 – Current	CFO / COO / Secretary / Treasurer	Responsible for minutes of all meetings and actions of directors and stockholders. Responsible for the financial and operations of the business.

Business Experience

Dates	Degree	Principal Occupation
05/2001 – Current	Masters of Business Administration (MBA) Azusa Pacific University	Business Administration
		Responsible for the financial and operations of the business.

DR. ROLF SCHMELZER

Board positions with Northstar

Dates	Position	Principal Occupation
05/2020 – Current	Director	Founder & Business Consultant

Business Experience

Dates	Position	Principal Occupation
01/1981 – Current	Doctorate California School of Professional Psychology.	Clinical Psychology / CEO / Consulting Consulting practice encompassing European and United States-based companies. Consulting practice includes work on organizational change, leadership development/assessment, and international teamwork. Rolf's practice focuses on working with CEOs, general managers, and members of executive teams in aligning business strategy with human resource strategy and organizational culture.

JAMES O'NEILL

Board positions with Northstar

Dates	Position	Principal Occupation
05/2020 – Current	Director	Business Consultant

Business Experience

Dates	Position	Principal Occupation
1985 - 2015	C-Level Executive	Former CEO of Siemens, Former Chairman and CEO of CompuDyne, Former Corporate Vice President and President of Northrop Grumman, Former Senior Vice President of Oracle, and Former President of Lucent Technologies. Extensive experience in senior-level management and operations of multi-billion-dollar organizations.

KLITON AGOLLI

Board positions with Northstar

Dates	Position	Principal Occupation
05/2020 – Current	Director	Founder & Business Consultant

Business Experience

Dates	Position	Principal Occupation
1990 – 1992	Republic of Albania Military	Counterintelligence / Military
1992 – 2000	Greece Government Security	Presidential Security
2000 – Present	VIP Security / Investment	Security Consultant / sales private investment opportunities

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Paul Inglese owns 8,000,000 shares of common stock, representing a voting power of 40%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Northstar Technologies Group is advancing the modern methods of construction by offering the first complete building system without using concrete, steel or wood. Advanced composites are a remarkable technology that do not fail over time. The benefits are immediately realized by all stakeholders through reduced construction costs, total cost of ownership, maximum energy efficiency and true sustainability. Our buildings are designed to look familiar on the outside but are technologically advanced on the inside.

Problem: Traditional building materials (concrete, steel and wood) break down over time, are vulnerable to water, chemicals or insects, and are no match to natural disasters. Attempting to achieve energy efficiency, at an affordable cost, is virtually impossible due to long standing inefficient designs and the physical properties of these materials. And yet, we continue to build the same way, using the same materials, repeatedly, expecting a different result.

A new building material, using technologically advanced systems and methods, must be identified to give us a fighting chance in protecting our loved ones and our communities.

Solution: Northstar Technologies Group, Inc. has developed a patent pending system and method to overcome all the problems associated with using traditional building materials. Through 16 years of development, 6 generations of advancements and $11M in development costs, Northstar is proud to announce our Generation 7 technology, using 100% Fiber Reinforced Polymer (FRP) Composite materials. The results are exceptional, providing financial savings and environmental benefits that can be applied to the following market segments: Aerospace & Defense, Commercial, Industrial, Residential, Healthcare, Agriculture, and Energy.

Our mission has always been to produce the most innovative building solutions while achieving the highest level of energy efficiency and sustainability possible. Equally, our goal has always been to make this technology efficient and affordable so that everyone can benefit from a better life.

Northstar modern methods of construction begin in our manufacturing facility located in Bonita Springs, Florida with a second facility planning to come on-line in 2022. This manufacturing process allows Northstar to increase quality control, efficiency, productivity, and financial savings.

Northstar residential, commercial, and mobile structures are designed and engineered to take full advantage of advanced composite materials. FRP is made up of high-performance resin systems with high-strength, high-stiffness glass fiber reinforcement that allow us the flexibility to meet a wide variety of project specifications.

FRP composite materials are 75% lighter than structural steel and stronger than structural steel on a pound-for- pound basis, reducing structural requirements, foundations, installation equipment and personnel. FRP composite materials have shown the lowest total emissions for resilient construction technologies today, thus, meeting stringent LEED building requirements.

Our modern methods of construction and skillfully designed composite products will impact the global construction industry in the same way the iPhone has impacted the global mobile phone industry in 2007.Our complete FRP technology and products contribute to this environmental achievement with no increase or additional upfront construction costs while lowering the total cost of ownership (TCO). We are unaware of any other competing technologies that can meet the environmental goal of the LEED Zero Carbon standards.

Business Model: Northstar's products provide a sustainable and energy efficient building system for residential, commercial, and mobile customers. We know of no other company in the world building a complete structure using only FRP materials.

Our modern building method construction enables your home or commercial building to help earn LEED Zero status.

Northstar is "First to Market" while our patent pending technology and our ability to overcome stringent building codes provide at least a 2-year advantage (Barrier to Entry) over new competitors attempting to enter this market.

Our initial patent application consists of 17 pages of specifications and 35 claims, allowing Northstar the opportunity to expand our IP portfolio with multiple continuing applications. This strategy also applies to our foreign patent applications.

Northstar has key business relationships with Original Equipment Manufacturer (OEM) partners to ensure an adequate supply chain for raw materials and seamless access to standard equipment designed within our residential homes and commercial buildings.

Northstar is the manufacturer for all of our building systems. Our current Northstar facility has the capability to produce over $41M in revenue per year with the option to increase manufacturing space for future expansion. Acting as a General Contractor for installation, service, and support, allows us to control costs and pass the savings to the end user. Our current manufacturing facility is located in Bonita Springs, FL. with additional facilities planned to support geographic regions where we have major construction projects or product demand.

Northstar's business model is designed to flow from the design of residential and commercial construction projects to manufacturing and installation to service and support. Our business model allows us to capture all segments of the sales process; from building a customer designed project, all the way to a complete turnkey building solution.

Northstar's pricing is remarkably competitive to concrete block construction. Offering standard benefits normally associated with a premium product, provides us the ability to target a larger market who are looking for quality construction in the residential or commercial space.

Northstar's sales strategy focuses on these key verticals:
- Target local and regional real estate companies to build a national network
- Target customers looking to build new residential and commercial buildings
- Target large national / global developers specializing in sustainability
- Utilizing our architecture network for customer leads
- Target real estate investors for spec home and community developments
- Market to specific industries who currently build with aluminum and other metals
- Market to the end user in the same manner the drug companies focus on the patient and not the doctor; this will bypass the natural "resistance to change" often found with engineers and architects

It should be noted that the top two global markets that will gain the most from our product is:

- Exterior Insulation Finishing System (EIFS). This market was valued in 2017 at 54.86 billion and is expected to grow to 108.11 billion by 2023.

- Architectural Claddings Systems market size by 2026 will be $152 billion, growing at 12.14% CAG

5. How many employees does the Company currently have? (§ 227.201(e))   7

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. Northstar is a Growth Stage Company. As with any growth stage company, there are inherent increased risks investing in early-stage companies.
2. We may become subject to any number of laws or regulations that may be adopted with respect to the municipal codes. New laws and regulations that address issues such as building standards and codes, permitting, and intellectual property may occur which may negatively impact our ability to sell our building products.
3. Our success depends in part on our ability to grow and take advantage of efficiencies to scale. We believe our manufacturing will scale and support the expansion of sales to support break-even milestones within 18 months. However, we may need additional manufacturing plants including CNC machines and staffing, to support an increase market share within our domestic business. We cannot be certain that our projections of our manufacturing needs are accurate if the customer base rapidly increases. To accomplish our growth strategy, we may be required to raise and invest additional capital and resources expand our marketing efforts in several geographic areas. We cannot be assured that we will be successful in raising the required capital to capture the full market demand of sustainable building needs.
4. Our future growth depends to a large extent on our ability to effectively market and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customer service contracts, our business, results of operations and financial condition may be materially adversely affected.
5. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stages of sales development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.
6. Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.
7. The transferability of the securities you are buying is limited. Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the shares that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the shares back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

8. Your investment could be illiquid for a long time or may never become liquid. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the shares or units you receive in the Netcapital offering. More importantly, there is no regular, established market for these shares and there may never be one. As a result, if you decide to sell these shares in the future, you may not be able to find a buyer. While Netcapital currently offers a secondary transfer platform that may permit you to sell your shares to eligible buyers, there is no guarantee that you either will be able to sell your shares or sell them at prices that you may consider attractive or that this secondary trading platform will continue to be operated by Netcapital. It is possible that the Company could be acquired at some point in the future or could conduct one or more offerings, public or private, that might provide liquidity to you. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

9. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	30,000,000	20,065,568	Yes	N/A

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

At this time they are valued by the issuer's discretion. This valuation was based on market research, Discounted Cash Flow Forecast, and other data to determine a fair market value (FMV) for the stock.

Our markets consist of both US and International residential and commercial builders desiring sustainable and energy efficient composite structures with impact and fire ratings as tested by Intertek.

The composite / Exterior insulation finishing system (EIFS) market was valued roughly at $54.86 billion in 2017 and is expected to grow to $108.11 billion by 2023. Experts estimate that the Architectural Claddings Systems market size by 2026 will be $152 billion, growing at 12.14% CAGR. The total US and International construction market size is well over $6 Trillion.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of Northstar, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in Northstar and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase, respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Principal Amount Outstanding	Interest Rate	Maturity Date
Rolf S.	$87,800	4%	11/1/2025
Scott F.	$47,000	6%	2/28/2022

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
N/A				

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

The only executed financing transaction(s) that closed in 2020 are described above. A financing transaction is being contemplated by the directors for obtaining additional funding in 2021 to obtain up to $500,000 in working capital.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Northstar had no operating history prior to May 18, 2020. Northstar did not raise capital before its formation in May 2020. The Company's activities from May 2020 to before it launched the crowdfunding on Netcapital (Oct 2020 or so) consisted of formation activities, legal / patent activities, product marketing development, sales pipeline development and planning, and financial system / statements preparations to raise capital.   During this time all the members of Northstar have worked exclusively for equity.   Members of the company will continue to do so until we have increased the sales pipeline, placed customers under contract, and/or raised sufficient capital to begin paying salaries.   We have been conservative with our cash resources and will continue to be cost effective as we continue in 2021.   Any proceeds from the Netcapital raise will be utilized on sales / marketing, legal, product development, and general administrative expenses. Northstar had revenue of $21,994 in 2020 with a net loss of ($178,697).

Northstar anticipates that in 2021 we will have revenue from residential and commercial sales of at least $2M. We have increased our sales activities dramatically in the past few months of 2020.   Our goal is to close on 8-10 projects in 2021 and expand sales beyond the State of Florida.   Our forecasted COGS continues to be improved upon by utilizing automation for the manufacturing / production of Northstar products.   As revenue increases and efficiencies are identified through our process improvement methods, we anticipate a lower overall G&A and higher profit margin.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Northstar has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Northstar will file a report electronically with the SEC annually and post the report on its web site www.northstartgi.com no later than 120 days after the end of each fiscal year covered by the report.

Financial Statements Certification

 I, Paul Inglese, certify that the financial statements of Northstar Technologies Group, Inc. included in this Form are true and complete in all material respects.



Paul Inglese
Chief Executive Officer

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et. Seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Northstar Technologies Group, Inc. by



Paul Ingles
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et. Seq.), this Form C has been duly signed by the following persons in the capacities and on the dates indicated.

Principal Officers

Paul Ingles
Chief Executive Officer

On 4/22/2021

Scott Foster
Chief Financial Officer

On 4/22/2021

Majority of the board of directors or persons performing similar functions



Dwaine Parker
President

On 4/17/21

Rolf Schmelzer
Director

On 4/17/21

Kliton Agolli
Director

On 04/17/2021



Jim O'Neill
Director

On APRIL 22, 2021

16

Northstar Technologies Group, Inc.

Consolidated Financial Statements

December 31, 2020



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

NORTHSTAR TECHNOLOGIES GROUP, INC.

Table of Contents



Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Northstar Technologies Group, Inc.
Naples, Florida

We have reviewed the accompanying consolidated financial statements of Northstar Technologies Group, Inc. and subsidiary (collectively, the “Company”), which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for the period from May 18, 2020 (inception) to December 31, 2020, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant’s Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant’s Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

March 31, 2021
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

NORTHSTAR TECHNOLOGIES GROUP, INC.

Consolidated Balance Sheet
December 31, 2020

Assets

Current assets:		
Cash	$	5,450
Property and equipment, net		47,233
Total assets	$	52,683

Liabilities and Stockholders' Deficit

Current liabilities:		
Accounts payable and accrued expenses	$	93,120
Long-term liabilities:		
Line of credit		47,000
Note payable		87,800
Accrued interest		1,460
Total long-term liabilities		136,260
Total liabilities		229,380
Stockholders' deficit:		
Common stock at $0.0001 par value; 33,000,000 shares authorized; 20,000,000 shares issued and outstanding		2,000
Accumulated deficit		(178,697)
Total stockholders' deficit		(176,697)
Total liabilities and stockholders' deficit	$	52,683

See report of independent accountants and accompanying notes to consolidated financial statements.

NORTHSTAR TECHNOLOGIES GROUP, INC.

Consolidated Statement of Operations
For the period from May 18, 2020 (inception) to December 31, 2020

Revenues	$	21,994
Operating expenses		199,231
Operating loss		(177,237)
Interest expense		1,460
Net loss	$	(178,697)

See report of independent accountants and accompanying notes to consolidated financial statements.

NORTHSTAR TECHNOLOGIES GROUP, INC.

Consolidated Statement of Changes in Stockholders' Deficit
For the period from May 18, 2020 (inception) to December 31, 2020

	Common Stock	Accumulated Deficit	Total
Balance, May 18, 2020 (inception)	$ -	$ -	$ -
Issuance of common stock	2,000	-	2,000
Net loss	-	(178,697)	(178,697)
Balance, December 31, 2020	$ 2,000	$ (178,697)	$ (176,697)

NORTHSTAR TECHNOLOGIES GROUP, INC.

Consolidated Statement of Cash Flows
For the period from May 18, 2020 (inception) to December 31, 2020

Cash flows from operating activities:		
Net loss	$	(178,697)
Adjustments to reconcile net loss to net cash		
from operating activities:		
Depreciation		569
Change in operating assets and liabilities:		
Accounts payable and accrued expenses		63,494
Accrued interest		1,460
Net cash used in operating activities		(113,174)
Cash flows used in investing activities:		
Purchases of property and equipment		(18,176)
Cash flows from financing activities:		
Proceeds from line of credit		47,000
Proceeds from note payable		87,800
Proceeds from issuance of common stock		2,000
Net cash provided by financing activities		136,800
Net change in cash		5,450
Cash, beginning of period		-
Cash, end of period	$	5,450
Non-cash transactions:		
Property and equipment acquired through accounts payable	$	29,626

See report of independent accountants and accompanying notes to consolidated financial statements.

NORTHSTAR TECHNOLOGIES GROUP, INC.

Notes to Consolidated Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Northstar Technologies Group, Inc. (the "Company"), was incorporated on May 18, 2020 and its subsidiary Northstar Building Systems, LLC was incorporated on November 1, 2020 in the State of Florida. The Company has patented the systems and methods needed for residential and commercial construction using 100% Fiber Reinforced Polymer composite building materials and are actively pursuing opportunities with construction industry companies and partners that currently use traditional building materials, including mobile structures, prefab, commercial, industrial, aerospace and defense, energy, agriculture, and healthcare.   Northstar Building Systems, LLC is the operational organization within Northstar Technologies Group, Inc. and will be responsible for project execution and product installation and delivery.

During 2020, a novel strain of coronavirus (COVID-19) outbreak was declared a worldwide health pandemic by the World Health Organization. The situation is evolving with many cities and countries around the world responding in different ways to address the outbreak. There are direct and indirect economic effects developing for all industries and individual companies throughout the world. As of the date of issuance, the ultimate impact of COVID-19 on the Company's consolidated financial statement is unknown. Management will continue to monitor the impact COVID-19 has on the Company and will reflect the consequences as appropriate in the Company's consolidated financial records.

Management's Plans: The Company's strategic plan for the remainder of 2021 and beyond is focused on revenue growth, profitability, and scalability. These objectives will be attained by implementing a focused strategic plan of building and proving its business model and its brand within the Domestic and International construction markets creating demand and retention of home and commercial building clients. The Company believes that by raising capital contributions, it will enable it to effectively execute these goals and continue for a reasonable period of time.

Consolidation: The consolidated financial statements include the accounts of Northstar Technologies Group, Inc. and its wholly owned subsidiary, Northstar Building Systems, LLC. All significant intercompany transactions and accounts have been eliminated in consolidation.   There was no significant activity in relation to the Northstar Building Systems, LLC subsidiary during 2020.

Basis of Accounting: The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

1.   **Summary of Significant Accounting Policies, Continued:**

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in one financial institution with balances that periodically exceed federally insured limits.

During 2020, one customer accounted for 88% of the Company's revenue.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Property and equipment are depreciated on a straight line basis ranging from seven to ten years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Property and equipment consisted of the following at December 31, 2020:

Machinery and equipment	$	47,802
Less - accumulated depreciation		569
Property and equipment, net	$	47,233

Depreciation expense totaled $569 for 2020.

Revenue Recognition: Effective May 18, 2020, the Company adopted ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and several other ASUs that were issued as amendments to ASU No. 2014-09, which apply to all contracts with customers to transfer goods or services or for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. ASU No. 2014-09's core principle is that an entity recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In adopting this standard, the Company is required to use more judgment and make more estimates than under the previous guidance, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach.

The Company has two main sources of revenue, including product sales and installation income. Each source consists of a single performance obligation and revenue is recognized at a point in time. Revenue from product sales is recognized at the time the product has been shipped to and accepted or received by the customer. Revenue from installation income is recognized after substantial completion of the installation and acceptance by the customer. The Company has no material obligations for returns or refunds after completion of the performance obligations described above.

1.   **Summary of Significant Accounting Policies, Continued:**

Revenue Recognition, Continued: Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected within 120 days.

Sales Taxes Collected and Remitted: The Company presents sales taxes collected from customers and remitted to governmental authorities on a net basis, excluding such amounts from sales and cost of goods sold.

Income Taxes: Deferred income taxes for Northstar Technologies Group, Inc. are provided on temporary differences between consolidated financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for consolidated financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Northstar Building Systems, LLC is treated as a partnership for federal and state income tax purposes, and is considered a disregarded entity for tax purposes as it's wholly owned by Northstar Technologies Group, Inc.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current period.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through March 31, 2021, the date the consolidated financial statements were available to be issued, and has determined that other than disclosed in Note 5, there are no additional subsequent events to be reported in the accompanying consolidated financial statements.

2.   **Line of Credit:**

The Company has a line of credit outstanding with a stockholder of the Company with a borrowing limit of $150,000. The line accrues interest at 6% per annum and principal and accrued interest are due upon maturity on February 28, 2022. The outstanding principal balance and accrued interest were $47,000 and $283, respectively, at December 31, 2020. The line is secured by certain assets of the Company.

3.   **Note Payable:**

The Company has a note payable outstanding from a stockholder of the Company at December 31, 2020 for a total principal amount of $87,800. The note bears interest at 4% per annum with monthly installments of principal and interest due beginning January 31, 2022. The unpaid principal and accrued interest is due upon maturity on November 1, 2025. The full principal balance of the note was outstanding at December 31, 2020 and accrued interest totaled $1,177 for 2020.

Future maturities related to the debt at December 31, 2020 are as follows:

Year	Amount
2022	$ 21,130
2023	23,961
2024	24,937
2025	17,772
	$ 87,800

4.   **Stockholders' Deficit:**

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 33,000,000 shares of common stock at $0.0001 par value per share. Each holder of common stock receives one vote. At December 31, 2020, there were 20,000,000 shares of common stock issued and outstanding.

5.   **Leases:**

The Company entered into a non-cancelable operating lease agreement in August 2020 for its office location. The lease terminates in May 2021. Monthly rent expense was $2,000 and total rent expense was $11,130 for the period from May 18, 2020 (inception) to December 31, 2020. The lease calls for the Company to pay common area maintenance and various fees. During January 2021, the Company entered into a lease for warehouse space. The lease terminates in October 2024. Monthly rent expense ranges from $5,775 to $6,365 over the term of the lease. The lease also calls for various common area maintenance and tax fees.

5.   Leases, Continued:

Future minimum lease payments at December 31, 2020 are as follows:

Year	Amount
2021	$ 27,325
2022	70,166
2023	73,670
2024	57,288
	$ 228,449

6.   Income Taxes:

The Company has federal and state net operating loss carry forwards of approximately $87,000 at December 31, 2020, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.